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                                 UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 15


CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                                                      Commission File No. 1-9933
                                                                          ------
                           AMERAC ENERGY CORPORATION (1)
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            (Exact name of registrant as specified in its charter)


        1201 LOUISIANA, SUITE 3350, HOUSTON, TEXAS 77002 (713) 308-5250
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         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     COMMON STOCK, PAR VALUE $.05 PER SHARE
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           (Title of each class of securities covered by this Form)

                                      NONE
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          (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    /X/        Rule 12h-3(b)(1)(ii)     / /
     Rule 12g-4(a)(1)(ii)   / /        Rule 12h-3(b)(2)(i)      / /
     Rule 12g-4(a)(2)(i)    / /        Rule 12h-3(b)(2)(ii)     / /
     Rule 12g-4(a)(2)(ii)   / /        Rule 15d-6               / /
     Rule 12h-3(b)(1)(i)    / /

        Approximate number of holders of record as of the certification or notice date: 1
             ---

        Pursuant to the requirements of the Exchange Act, Southern Mineral Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:   Jan. 30, 1998                 By: /s/ STEVEN H. MIKEL
        -----------------                 -------------------------------
                                      Name:  Steven H. Mikel
                                      Title: President and Chief Executive
                                             Officer of Southern Mineral
                                             Corporation

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.


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(1)  On January 28, 1998, at the effective time of the merger of SMC Acquisition
Corp., a direct, wholly owned subsidiary of Southern Mineral Corporation ("Successor"), with and into Amerac Energy Corporation ("Registrant"),
Registrant became a direct, wholly owned subsidiary of Successor. In accordance with Rule 12g-4(b) under the Securities Exchange Act of 1934, as amended, this certification on Form 15 is filed by Successor.